Exhibit 99.2

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Pacific Drilling S.A.
Société anonyme

Registered Office: 8-10, Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

Dear Shareholders:

The Board of Directors (the “Board”) of Pacific Drilling S.A. (the “Company”) hereby provides notice that an Extraordinary General Meeting of Shareholders of the Company (the “EGM”) will be held in Luxembourg on February 22, 2019 at 10:00 a.m. Central European Time with the following agenda:

AGENDA

1.

Consideration and approval of a share repurchase program (the “Share Repurchase Program”) to be implemented (i) by using the available free reserves of the Company, (ii) in compliance with and for all purposes allowed by applicable laws and regulations  and in all cases in accordance with the objectives, conditions and restrictions provided by the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Companies Law”),  and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from February 22, 2019 until February 22, 2021 to acquire on the open market or otherwise by any means (including but not limited to a Rule 10b5-1 plan as may be approved by the Board) on one or several occasions up to a number of  the Company’s issued and outstanding common shares that may be acquired with a total expenditure of USD 15,000,000 (the “Repurchase Shares”) provided that the total purchase price paid for, and respectively the total number of the Repurchase Shares so acquired, does not exceed at any time (i) USD 15,000,000 out of Company’s available free reserves (réserves disponibles) and (ii) with an acquisition price per Repurchase Share which shall not exceed (A) for purchases in the trading market, the highest independent bid or the last independent transaction price, whichever is higher,  quoted or reported in the consolidated system at the time the purchase is effected, and (B) for other purchases, the most recent closing price of the common shares on the primary trading market at the time the purchase is effected, and which shall not be less than the par value per common share (together with the additional provisions thereof, the “Share Repurchase Program Terms and Conditions”); and

2.

Authorization and empowerment of the Board, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company  in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board when relevant, to take or cause to be taken any and all actions which they may deem necessary, appropriate, convenient or desirable in its, his or her sole discretion to implement the resolutions to be adopted on the basis of the present agenda in accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it, he or she deems necessary or expedient in its, his or her absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg authorities, the

Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its, his or her sole discretion - however within the limits of the granted authorization by the shareholders - to implement the Share Repurchase Program.

Luxembourg, 14 February 2019

/s/ Bernie G. Wolford, Jr.___________

Bernie G. Wolford Jr.

Chief Executive Officer and Director

Notes :

1.

The Board has fixed the close of business on February 8, 2019, as the record date for the determination of the shareholders entitled to vote at the extraordinary general meeting or any adjournment thereof.

2.	At the extraordinary general meeting, the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.
3.

No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office  no later than five (5) business days prior to  the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.

IF YOU ARE A SHAREHOLDER OF THE COMPANY REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING

FOR THE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSAL 1 –APPROVAL

The Board has considered the Share Repurchase Program, in accordance with the Share Repurchase Program Terms and Conditions, to be implemented (i) by using the available free reserves (réserves disponibles) of the Company, (ii) in compliance with and for all purposes allowed by applicable laws and regulations  and in all cases in accordance with the objectives, conditions and restrictions provided by the Companies Law, and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from February 22, 2019 until February 22, 2021 to acquire on the open market or otherwise by any means (including but not limited to a Rule 10b5-1 plan, as may be approved by the Board) on one or several occasions up to a number  of the Company’s issued and outstanding common shares that may be acquired with a total expenditure of USD 15,000,000,  provided that the total purchase price paid for, and respectively the total number of the Repurchase Shares so acquired, does not exceed at any time (i) USD 15,000,000 out of Company’s available free reserves (réserves disponibles) and (ii) with an acquisition price per Repurchase Share which shall not exceed (A) for purchases in the trading market, the highest independent bid or the last independent transaction price, whichever is higher,  quoted or reported in the consolidated system at the time the purchase is effected, and (B) for other purchases, the most recent closing price of the common shares on the primary trading market at the time the purchase is effected,  and which shall not be less than the par value per common share.

The Board recommends that the shareholders of the Company approve the Share Repurchase Program.

PROPOSAL 2 –AUTHORIZATION TO TAKE ACTION

The Board recommends that the Shareholders approve the authorization and empowerment of each the Board, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company  in the name and on behalf of the Company, with option to delegate such power to the management of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board when relevant, to take or cause to be taken any and all actions which they may deem necessary, appropriate, convenient or desirable in its, his or her sole discretion to implement the resolutions to be adopted on the basis of the present agenda in accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it, he or she deems necessary or expedient in its, his or her absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg authorities, the Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its, his or her sole discretion - however within the limits of the granted authorization by the Shareholders - to implement the Share Repurchase Program.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the extraordinary general meeting other than that stated in this notice of extraordinary general meeting.

SHARE REPURCHASE PROGRAM TERMS AND CONDITIONS

Maximum authorized amount of the Share Repurchase Program	USD 15,000,000
Maximum number of Repurchase Shares covered by the Share Repurchase Program	Maximum number of the Company’s issued and outstanding common shares that may be acquired with the maximum authorized amount
Minimum acquisition price per Repurchase Share	Par value of the Company’s common shares
Maximum acquisition price per Repurchase Share

Maximum price (i) for purchases in the trading market shall not exceed the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the purchase is effected, and (2) for other purchases shall not exceed the most recent closing price of the commons shares on the primary trading market at the time the purchase is effected.

Share Repurchase Program’s main objective(s)

Acquire Company common shares when management believes such purchase would be in the best interests of the Company and its shareholders, taking into account management’s view of whether the common shares are undervalued in the market, the potential for the repurchase to increase earnings per share and other factors as management deems appropriate.

Duration of the Share Repurchase Program	Share Repurchase Program will begin at the earliest on February 22, 2019 and is to be completed at the latest by February 22, 2021

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